[redacted]

08027604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBranche Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall Street
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York, (City) NY (State) 10154 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, L. Thomas Patterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBranche Financial Services, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRENE T. VANDE WOUDE
Notary Public, State of New York
No. 01VA6068687
Qualified in New York County
Commission Expires January 14, 2010

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Managers
LaBranche Financial Services, LLC:

We have audited the accompanying statement of financial condition of LaBranche Financial Services, LLC (a wholly owned subsidiary of LaBranche & Co Inc.) (the Company), as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LaBranche Financial Services, LLC (a wholly owned subsidiary of LaBranche & Co Inc.) as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2008

LABRANCHE FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of LaBranche & Co Inc.)

Statement of Financial Condition

December 31, 2007

Assets

Assets:		
Cash and cash equivalents	$	2,938,297
Cash and securities segregated under federal and other regulations		1,573,025
Receivables:		
Brokers, dealers, and clearing organizations		2,464,325
Customers		488
Due from affiliates		7,223,250
Financial instruments owned, at fair value:		
Corporate equities		14,613,138
Corporate equities, not readily marketable		6,459,872
U.S. government obligations		5,477,855
Exchange memberships owned, at adjusted cost (market value of $3,510,000)		473,000
Office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,581,462		68,944
Deferred tax assets		868,233
Other assets		1,221,562
Total assets	$	43,381,989

Liabilities and Member's Equity

Liabilities:		
Payables:		
Brokers and dealers	$	36,989
Customers		92,864
Others		8,365
Securities sold not yet purchased, at fair value		167,131
Due to affiliates		3,938
Accrued compensation		810,365
Deferred tax liabilities		7,353,386
Accounts payable, accrued expenses, and other		1,867,277
Total liabilities		10,340,315
Member's equity		33,041,674
Total liabilities and member's equity	$	43,381,989

See accompanying notes to statement of financial condition.

LABRANCHE FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of LaBranche & Co Inc.)

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization and Description of Business

LaBranche Financial Services, LLC (the "Company" or "LFS"), a registered broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the New York Stock Exchange ("NYSE") and other principal exchanges. The Company is primarily engaged in providing securities execution and brokerage services to institutional investors. The Company also provides direct-access floor brokerage services to institutional customers. The Company is a wholly owned subsidiary of LaBranche & Co Inc. (the "Parent"), a Delaware corporation.

On January 3, 2007, the Company converted to a limited liability company under the laws of the State of New York. In connection with the conversion, the Company's name was changed to LaBranche Financial Services, LLC. Substantially all of the assets and liabilities of the Company were those of the previous Company, LaBranche Financial Services, Inc. The conversion had no effects on the ownership, management, or operations of the Company.

Until June 8, 2007, the Company also provided securities clearing services to its own customers and customers of introducing brokers. On June 8, 2007, LFS entered into a relationship with a major brokerage firm to provide clearing services on behalf of the Company.

(2) Significant Accounting Policies

(a) Basis of Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

(c) Securities Transactions

The Company records proprietary positions on a trade-date basis.

(d) Exchange Memberships

The exchange memberships owned by the Company are carried at cost or, if an other-than-temporary impairment in value has occurred, at adjusted cost, which reflects management's estimate of fair value.

(e) Income Taxes

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in LaBranche & Co. Inc. U.S. federal, state, and local income tax returns.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, and FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. SFAS No. 109 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Deferred tax assets and liabilities primarily relate to tax basis differences on unrealized gains on corporate equities, not readily marketable, stock-based compensation, and other compensation accruals. FIN 48, which the Company adopted as of January 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement.

(3) Cash and Securities Segregated under Federal and Other Regulations

Cash and U.S. Treasury bills of $1,573,025 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(4) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

(5) Financial Instruments Owned, at Fair Value

Financial instruments owned represent corporate equities, corporate equities not readily marketable, and U.S. Treasury bills.

As of December 31, 2007, the Company pledged $531,105 of U.S. Treasury bills as collateral.

(6) Receivable from Brokers, Dealers, and Clearing Organizations and Payable to Brokers and Dealers

The balances presented as receivable from and payable to brokers, dealers, and clearing organizations consist of the following at December 31, 2007:

Receivable from brokers, dealers, and clearing organizations:		
Receivable from and deposits with clearing organizations	$	2,440,890
Other		23,435
	$	2,464,325
Payable to brokers and dealers:		
Other	$	36,989
	$	36,989

(7) NYSE Group Restricted Stock Exchange Transaction

On April 4, 2007, the NYSE Group, Inc. consummated its merger with Euronext N.V. (the NYSE/Euronext merger) to form NYSE Euronext, Inc., and the Company's NYSE Group, Inc. shares were exchanged for an equal number of shares of the new NYSE Euronext common stock, which are referred to herein as the "NYX shares." Following the NYSE/Euronext merger, the restricted NYX shares originally received by the Company in the NYSE/Archipelago merger continued to be subject to restriction on transfer. The restriction with respect to the second third (80,177) of the NYX shares was removed by the NYSE Euronext in June 2007. The restriction on the remaining 80,177 of the Company's restricted NYX shares will be removed in March 2009, unless removed earlier by the Board of NYSE Euronext at its sole discretion. These shares are included in corporate equities, not readily marketable in the accompanying statement of financial condition.

At December 31, 2007, the NYSE closing market price for the NYX shares was $87.77 per share. There is no valuation allowance on shares without transfer restrictions, which are reported in financial instruments owned, at fair value.

(8) Regulatory Reporting

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined.

As of December 31, 2007, the Company's regulatory net capital of $16,613,324 exceeded the minimum requirement by $15,613,324.

The Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2008, to comply with its December 31, 2007 requirement, cash and U.S. Treasury bills in the amount of $1,573,025 have been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $234,610 in accordance with SEC Rule 15c3-3.

(9) Commitments and Contingencies

The Company has been the defendant, from time to time, to various claims and lawsuits in the ordinary course of its business. While the ultimate outcome of pending claims and lawsuits cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these proceedings and advice of counsel, that their ultimate resolution will not, in the aggregate, have a material adverse effect on the Company's financial condition or results of operations. Presently, there are no pending cases affecting the Company or threatened against the Company.

(10) Income Taxes

As a single member limited liability company, the Company is a disregarded entity for tax purposes and the results of its operations are included in the Parent's U.S. federal, state and local income tax returns, where applicable.

(Continued)

At the time of the Company's conversion to a limited liability company, any preexisting net operating loss carryforwards were allowed to offset future income generated subsequent to January 3, 2007.

Prior to the conversion to a limited liability company, the Company entered into a formal tax sharing agreement with the Parent and computes its taxes on a stand-alone basis. Pursuant to this agreement, the Company does not receive a benefit for its losses until they can be utilized to offset its own future or past taxable income.

The Company maintains separate deferred tax assets and deferred tax liabilities for financial reporting purposes. A majority of the deferred tax assets of $868,233 and deferred tax liabilities of $7,353,386 relate to the discount on marketability and unrealized gain relating to the NYX shares, respectively. Since the Company does not have a history of generating taxable income and cannot reasonably anticipate sufficient future income, a full valuation allowance has been established for its net operating losses as of December 31, 2007.

The implementation of FIN 48 did not have an impact on the Company's financial statements.

(11) Related-Party Transactions

The Company's due from affiliates balance of $7,223,250 on the accompanying statement of financial condition is mainly comprised of net operating losses accumulated in prior years of $7,052,605 utilized by the Parent in connection with the consolidated group income tax returns. The due to affiliates balance of $3,938 consists of allocated expenses paid by the Parent on behalf of the Company.

The Company is included in the LaBranche & Co. Retirement Plan (the Plan).

In September 2007, the Company paid a dividend to the Parent in the amount of $26,000,000.

(12) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Through the normal course of business, the Company enters into various securities transactions as agent. The execution of these transactions can result in unrecorded market risk and concentration of credit risk. Our institutional brokerage activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose us to risk in the event the customer or other broker is unable to fulfill its contractual obligations and we have to purchase or sell securities at a loss. For margin transactions, we may be exposed to significant market risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

(13) Subsequent Event

On February 25, 2008, the Parent contributed capital in the amount of $20 million.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report on Internal Control Required by SEC Rule 17a-5

The Board of Managers
LaBranche Financial Services, LLC:

In planning and performing our audit of the financial statements of LaBranche Financial Services, LLC (a wholly owned subsidiary of LaBranche & Co Inc.) (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END